Exhibit 99.1

I-Mab Provides Business and Corporate Updates and Reports Financial Results for the Year Ended December 31, 2021

•	Financial results demonstrate strong fundamentals

•	Twenty key clinical milestones achieved year-to-date, including positive data readouts for lemzoparlimab, uliledlimab and felzartamab

•	Seven business development deals, including a US$315M strategic commercial partnership with Jumpcan on eftansomatropin alfa

•	Global pipeline comprised of 10 clinical stage assets, mostly in phase 2 and phase 3 clinical trials, and 10 pre-clinical programs

•	Accelerated development of lemzoparlimab with respect to its expected safety profile and encouraging efficacy signals in multiple clinical trials

•	Expected pipeline progress to include 3 to 4 registrational trials, 11 phase 2 and 3 phase 1 clinical trials by the year end

•	Expected BLA or product launch in 2023—2025 to include felzartamab, eftansomatropin alfa and potentially lemzoparlimab with a possible addition of a pre-BLA product to be in-licensed

•	Total cash position of US$671 million (RMB4.28 billion)[1], when combined with cash flow from expected upcoming milestone payments of previous deals, sufficient to fund business operations through 2025

I-Mab to host conference calls and webcasts on March 29, 2022. A Mandarin session will be held at 7:00 a.m. ET, and an English session will be held at 8:00 a.m. ET.

SHANGHAI and GAITHERSBURG, Md., March 29, 2022 /PRNewswire/ — I-Mab (the “Company”) (Nasdaq: IMAB), a clinical-stage biopharmaceutical company committed to the discovery, development, and commercialization of novel biologics, today announced financial results for the 12 months ended December 31, 2021, and provided key business updates.

[1]	Including cash and cash equivalents, and short-term investments.

During the reporting period, I-Mab has made significant progress in key business areas. Firstly, on the R&D front, the Company has achieved almost all critical clinical milestones as set in early 2021. The pipeline is not only globally innovative and competitive but also advanced, including 10 clinical stage (7 assets in phase 2 and phase 3 clinical trials) and 10 pre-clinical assets. Importantly, the pipeline is expected to yield three near-term BLA filings and/or product launches between 2023 and 2025 in China, including felzartamab, eftansomatropin alfa, and potentially lemzoparlimab. In addition, negotiations are underway to acquire another potential pre-BLA product to strengthen the focus of this near-term product portfolio in hematologic malignancies, i.e. multiple myeloma, non-Hodgkin’s lymphoma and AML/MDS.

Secondly, on the corporate development front, the Company has achieved the expected corporate milestones towards its goal to become an innovative global biopharma. The Phase One GMP manufacturing facility in Hangzhou will become operational around June 2022 as planned, and the construction of the Phase Two large-scale GMP manufacturing facility is on track for completion by 2024. In addition, the current commercialization capabilities can be rapidly expanded in concordance with the expected BLA submission and anticipated product launch schedule.

Thirdly, during the reporting period, the Company has accelerated its dual listing process and expanded its global R&D footprint with a newly established R&D site in San Diego for translational medicine and formulation research and is now connected globally with eight sites in the U.S. and China. Plans are being made to establish an office site in Europe for business development and global alliance management. In addition, I-Mab has further strengthened its senior management team with the new appointments of Mr. John Long as Chief Financial Officer and Mr. Jielun Zhu (the former CFO) taking a new role as Chief Strategy Officer to focus on corporate strategy, strategic partnerships and large transactions and corporate ventures. Dr. Andrew Zhu, an internationally renowned oncologist, was appointed President and member of the board of directors to lead the Company’s R&D organization and pipeline development. Founder and Chairman Dr. Jingwu Zang resumed his role as acting Chief Executive Officer. Furthermore, I-Mab has received multiple prestigious global honors for its achievement as a global leading immuno-oncology biotech company.

“With tremendous passion and commitment, I-Mab has successfully delivered outstanding R&D results and strengthened the Company’s fundamentals in 2021,” said Dr. Jingwu Zang. “I-Mab has become a truly global innovative biotech company with a rich and competitive pipeline. We are excited by the achievements and will continue creating the pipeline value through rigorous execution. Looking ahead, 2022 will be another exciting year as we expect to achieve a series of critical clinical milestones.”

These milestones will include initiation of one to two registrational trials for lemzoparlimab in China, five or more data readouts, the initiation of up to eight new phase 1 or phase 2 clinical trials in the U.S. and China, as well as up to five IND submissions/approvals, further advancing of the pipeline to include 3 to 4 registrational trials, 11 phase 2 clinical trials and 3 phase 1 clinical trials by the end of 2022.

Dr. Zang continued, “On the corporate development front, the Phase One manufacturing facility is expected to be in operation around June 2022 to produce clinical trial material needed for our clinical trials in the U.S. and China and, more importantly, to prepare for felzartamab to be the first locally manufactured CD38 product for the China market. Business development remains a key strategic area for the Company. We will increase our internal efforts and liaise with external resources to achieve the BD goals this year.”

“As the Company’s pipeline advances rapidly, a near-term product portfolio has emerged to potentially include 3 to 4 BLA submissions or market launches in China between 2023 and 2025. The commercialization outlook of this near-term product portfolio solidifies a critical step in I-Mab’s journey to transition from a global biotech to a specialized global biopharma. A large part of our current corporate focus is preparing to commercialize the near-term product portfolio under the leadership of Mr. Yifei Zhu. Our commercial partnership with Jumpcan on eftansomatropin alfa and the on-going effort to potentially acquire one pre-BLA product to enrich our hematologic malignancy-focused product portfolio are examples of how we have taken steps to transition rapidly into next stage of the Company’s development and value realization.” Dr. Zang concluded.

Updated Pipeline Highlights and Upcoming Milestones

(1) Core assets

Lemzoparlimab: AML/MDS/NHL, end of phase 2 (EOP2) to start 1 or 2 registrational trials in 2022

Uliledlimab: Solid tumors, multiple ongoing phase 2 trials and new combo trials planned

Felzartamab: r/r MM, BLA ready for 3L, phase 3 for 2L, new IND for potentially 1L

Eftansomatropin alfa: PGHD, phase 3, patient recruitment completion in 2Q 2022

Efineptakin alfa: Solid tumors, two phase 2 ongoing

Enoblituzumab: Solid tumors, phase 2 and new combo trials planned

Lemzoparlimab (TJC4): a novel CD47 antibody being developed through a comprehensive clinical development plan for hematologic malignancies and solid tumors in China. The Company’s priority is to achieve the first registration of lemzoparlimab in its class in China. Additionally, I-Mab will continue to work closely with AbbVie to advance lemzoparlimab as a potential best-in-class therapy globally. To achieve this goal, five clinical studies of lemzoparlimab are ongoing in parallel in both the U.S. and China, which will potentially lead to one or two registrational clinical trials in China in 2022.

In terms of the safety profile of lemzoparlimab, the Company conducted a systemic data analysis and safety review based on a larger patient population (over 180 patients) who were treated with lemzoparlimab. As of February 2022, 120 patients with hematologic malignancies and 60 patients with solid tumors have been treated with lemzoparlimab either as a monotherapy or as combination therapies with pembrolizumab, rituximab, or AZA. Over 70 patients with MDS or AML were treated in combination therapy with AZA. The safety data from both the U.S. and China studies are consistent with our expected safety profile without the need of a priming dose regimen. It is important to note that lemzoparlimab has shown encouraging efficacy signals in multiple clinical trials as described below. More efficacy data are expected to mature in 2022.

•

Lemzoparlimab in combination with rituximab for non-Hodgkin’s lymphoma (NHL): The Company presented interim dose escalation data of lemzoparlimab in combination with rituximab in relapsed and refractory (r/r) NHL at the 2021 American Society of Hematology (ASH) Annual Meeting. The preliminary data was generated from nine patients with r/r NHL who received at least two prior lines of therapies, with a median of four lines. Safety findings of lemzoparlimab at doses of 20 mg/kg and 30 mg/kg weekly, without a priming dose, are consistent with what were observed at lower doses and no dose-limiting toxicity (DLT) was observed. Positive clinical activity was observed in heavily pretreated patients who had progressed on prior anti-CD20 therapies. Among seven efficacy-evaluable patients, four achieved complete response (CR) [1 transformed FL-DLBCL +3 FL], one partial response (PR) of FL were observed (ORR=71%); two reported stable disease (SD); and the disease control rate (DCR) is 100%. Tumor shrinkage was observed in all evaluable patients. The median time to response was 50 days and response lasted from 61 to 236 days. A high level (80% and 90%) of intra-tumoral distribution measured by IHC of tumor biopsy was reached at 20 mg/kg and 30mg/kg weekly. The dose expansion trial is ongoing to enroll more patients in the U.S. and at additional clinical sites in China. The Company expects to report additional data in 2H2022 and, pending approval by the NMPA, potentially initiate a pivotal trial in patients with NHL in China.

•

Lemzoparlimab in combination with AZA for AML and MDS: Over 70 patients with newly diagnosed MDS and AML have been dosed with lemzoparlimab at 30 mg/kg in combination with AZA. An interim analysis was conducted recently in 47 MDS patients on treatment for various treatment duration. The preliminary results are encouraging, though not conclusive, and showed that overall response and complete response rate in 22 MDS patients with median treatment duration ≥ 4 months is comparable to that of magrolimab. The full data analysis is expected in June 2022 when all data are matured. Th Company plans to present the complete study at a selected scientific conference 2H/2022. Based on the safety and efficacy results, a registrational trial in patients with MDS is being planned to start in 2022, pending approval by the NMPA.

•

Lemzoparlimab in combination with PD-1 therapy for solid tumors: A clinical trial in combination with pembrolizumab is ongoing in patients with selected solid tumors in the U.S. In January, 2022, the first patient was dosed in a phase 2 trial of lemzoparlimab in combination with a PD-1 antibody toripalimab (TUOYI®) in patients with advanced solid tumors. The ongoing phase 2 clinical trial is designed as a basket study.

•

Lemzoparlimab global clinical trials by AbbVie, including combination therapy with AZA and venetoclax, in patients with AML or MDS and another combination therapy with a CD38 antibody in patients with refractory and relapsing multiple myeloma (r/r MM), are being conducted in the U.S. I-Mab and AbbVie are working closely to accelerate lemzoparlimab clinical development globally. The AML/MDS trial has the potential to lead to a global pivotal clinical trial where I-Mab will participate for the purpose of simultaneous registration for the AML indication in China.

Uliledlimab (TJD5): a highly differentiated CD73 antibody being developed for solid tumors. Phase 1 clinical trial conducted in the U.S. was under CRS finalization stage, and the clinical data was presented at ASCO 2021 as described below. The Company is advancing the asset in two phase 2 clinical trials in both the U.S. and China in selected tumor types for clinical proof-of-concept. In parallel, the Company is in the process of exploring a potential global partnership deal.

•

Differentiated mechanism of action: the Company presented detailed data at the 2021 American Association for Cancer Research (AACR) Annual Meeting in April that highlighted the unique binding epitopes and structure of uliledlimab that enabled the complete CD73 enzymatic inhibition without the “hook effect”. Pre-clinical studies have shown that when combined with a PD-(L)1 antibody, uliledlimab exhibited a superior and synergistic inhibitory effect on tumor growth as compared to PD-(L)1 mono-therapy.

•

Positive phase 1 results in patients with advanced solid tumors: the Company presented detailed U.S. phase 1 clinical data of uliledlimab in combination with atezolizumab (Tecentriq®) in patients with advanced solid tumors at the 2021 American Society of Clinical Oncology (ASCO) Annual Meeting. The combination therapy is safe and well-tolerated with no dose-limiting toxicity. All treatment-related adverse events were either grade 1 or 2. Uliledlimab demonstrated a linear pharmacokinetic (PK) profile and reached full receptor occupancy on B cells at the middle and high dose levels with no “hook effect.” Among the 13 efficacy-evaluable patients dosed at ≥ 10 mg/kg, three patients had complete or partial responses (ORR = 23%) and three had stable disease (DCR = 46%). The clinical activity was observed in both PD-(L)1 treatment naïve and refractory cancer patients, including one partial response patient who previously failed nivolumab. Tumor types of patients who had complete or partial responses or stable disease included ovarian clear cell carcinoma, non-small cell lung cancer, and a few other cancers. The three responders were identified as the only patients who exhibited higher co-expression of tumor CD73 and PD-L1 as compared to non-responders, indicating a correlation between higher CD73 expression and clinical activity of uliledlimab and a potential role of CD73 as a predictive biomarker to warrant further investigation. The abstract was selected as a “Top 12” research abstract at the conference.

•

China phase 2 clinical trial: A phase 2 basket trial of uliledlimab in combination with toripalimab (a marketed PD-1 antibody) is ongoing in patients with advanced solid tumors in China. Preliminary data from this study has been submitted to 2022 ASCO.

•

U.S. phase 2 clinical trial: phase 2 clinical trial of uliledlimab in combination with atezolizumab (Tecentriq®) in patients with ovarian cancer and other selected advanced or metastatic solid tumors is progressing in the U.S. In one cohort, mandatory pre- and post-treatment biopsy was implemented in an attempt to gain further insights into potential correlation between the CD73 expression and efficacy and its potential future application as a predictive biomarker.

Felzartamab (TJ202/MOR202): a differentiated CD38 antibody for the treatment of relapsing and refractory multiple myeloma (MM) and potentially autoantibody-mediated autoimmune diseases such as systemic lupus erythematosus (SLE). I-Mab has the rights of development, manufacturing, and commercialization for felzartamab in Greater China from MorphoSys.

•

Third-line MM: The registrational trial has been completed, and the topline data have met the preset primary and secondary endpoints. More importantly, the clinical data have confirmed the clinical advantages of felzartamab in terms of lower infusion-related reaction rate and shorter infusion time, which has made it possible for its use in an out-patient clinic setting etc. In January, 2022, the Company signed a partnership agreement with the Hangzhou Qiantang Government in China to manufacture felzartamab locally to accelerate its commercialization. The local manufacturing plan is expected to significantly reduce the cost of goods and render felzartamab commercially more competitive. With the new local manufacturing plan integrated, the Company is making all efforts to submit the BLA package in 2022. Further, a commercialization team has been assembled to prepare for the launch readiness of felzartamab in China.

•

Second-line MM: Patient enrollment for a randomized, open-label, parallel-controlled phase 3 registrational trial of felzartamab in combination with lenalidomide for second-line MM was completed in September, 2021. The topline data package, when fully matured, is expected to support BLA submission.

•

Potential first-line MM: A new IND application is planned in 2022 to initiate a PoC (Proof-of-Concept) clinical trial for the novel combination of felzartamab with another I-Mab asset as a potential future first-line treatment for MM. The rationale of this combination trial is strongly supported by the pre-clinical evidence.

•	SLE: Phase 1b trial of felzartamab in patients with systemic lupus erythematosus (SLE) has started to recruit patients.

Eftansomatropin alfa (TJ101): A differentiated long-acting growth hormone for pediatric growth hormone deficiency (PGHD). Eftansomatropin alfa is the only rhGH in its proprietary fusion protein format (pure protein-based molecule) and is not chemically linked with PEG or other linkers. Its safety, tolerability, and efficacy have been well demonstrated in a phase 2 clinical trial in the EU. I-Mab has the rights for development, manufacturing, and commercialization of eftansomatropin alfa in China from Genexine.

•

Phase 3 clinical trial for PGHD: This phase 3 registrational trial (TALLER) of eftansomatropin alfa as a weekly treatment for PGHD patients is ongoing in China. Completion of patient enrollment (N=165) is expected in 2Q 2022 to enable a planned BLA submission in 2023/2024.

•

Strategic commercial partnership with Jumpcan: In November 2021, the Company announced a strategic commercial partnership with Jumpcan, a leading domestic pharmaceutical company specialized in and committed to pediatric medicines, to accelerate the commercialization of eftansomatropin alfa. I-Mab will be the marketing authorization holder (MAH) of the product and supply the product at agreed cost to Jumpcan. Jumpcan will be responsible for commercializing the product and developing new indications in collaboration with I-Mab in mainland China. Jumpcan has made an upfront payment of RMB224 million to I-Mab. Upon achievement of development, registration and sales milestones, certain milestone payments of up to RMB1.792 billion will be made, with total non-royalty payments up to RMB2.016 billion. In addition, I-Mab and Jumpcan will share profits generated from commercialization of the product in mainland China on a 50/50 basis, pursuant to which I-Mab will be entitled to receive tiered low double-digit royalties on net sales. This partnership deal represents one of the largest regarding China biopharma market.

Efineptakin alfa (TJ107): The world’s first and only long-acting recombinant human interleukin-7 (“rhIL-7”). This phase 2 clinical-stage asset is positioned as a monotherapy for the treatment of cancer patients with lymphopenia because of its unique properties of increasing tumor-attacking T cell numbers and as a combination immunotherapy with a PD-1 or PD-L1 antibody because of its potential synergism with PD-1/PDL-1 therapy. I-Mab has the rights for the development, manufacturing, and commercialization of efineptakin alfa in Greater China from Genexine.

I-Mab is accelerating the clinical development of efineptakin alfa by leveraging accumulative clinical data from multiple previous studies either as a monotherapy or in combination with checkpoint inhibitors in cancer patients, as conducted by I-Mab in China and Genexine and NeoImmuneTech in South Korea and the U.S., respectively.

•

Efineptakin alfa clinical development in China by I-Mab: (1) A phase 1 clinical trial in China in patients with advanced solid tumors is completed with topline safety and PK/PD data presented at the 2021 Chinese Society of Clinical Oncology (CSCO) Annual Meeting. (2) A phase 2 clinical trial is ongoing in patients with newly diagnosed glioblastoma multiforme (GBM) treated with standard concurrent chemoradiotherapy. An interim data readout is expected in 2H 2022. (3) Another phase 2 clinical trial of efineptakin alfa in combination with pembrolizumab (Keytruda®) in advanced solid tumors is ongoing. The study includes patients with triple-negative breast cancer (TNBC) and squamous cell cancer of the head and neck (SCCHN).

•

Clinical data published by Genexine/NeoImmuneTech: (1) According to the data from the NIT-110 dose-escalation trial presented at ASCO 2021, the combination of efineptakin alfa and pembrolizumab is safe and well-tolerated in patients with advanced solid tumors. It significantly increased T cell numbers in both tumor specimens and the peripheral blood in patients treated with efineptakin alfa. (2) Data from phase 1b/2 Keynote-899 study, presented at SITC 2020, showed that combination treatment of efineptakin alfa at 1200 ug/kg with pembrolizumab (Keytruda®) induced 27.8% ORR in patients with metastatic TNBC. (3) Interim results from phase 1 trial (NCT03687957) in newly diagnosed patients with high-grade gliomas (GBM) that had undergone chemoradiotherapy showed that absolute lymphocyte count (ALC) increased by 1.3 – 4.1 fold at week 4 in a dose-dependent manner and lasted up to 12 weeks after injection, with an one-year survival rate of 83.3%.

Enoblituzumab (TJ271): A humanized B7-H3 antibody as an immuno-oncology treatment agent. Enoblituzumab works through a unique dual mechanism, i.e. ADCC and immune activation. I-Mab has the rights for development, manufacturing and commercialization of enoblituzumab in Greater China from MacroGenics.

•

Enoblituzumab clinical development in China by I-Mab: A phase 2 clinical trial of enoblituzumab in combination with pembrolizumab (Keytruda®) in patients with selected solid tumors, including non-small cell lung cancer (NSCLC), urothelial carcinoma (UC), and other selected cancers, is ongoing.

•

Clinical data published by MacroGenics: According to phase 1 cohort expansion trial presented at SITC 2018, enoblizutumab in combination with PD-1 antibody achieved an objective response rate (ORR) of 33.3% in SCCHN patients and of 35.7% in NSCLC patients who had PD-L1 expression less than 1%. Currently, MacroGenics is conducting a phase 2 study of enoblituzumab in combination with retifanlimab (PD-1 antibody) or tebotelimab (PD-1 & LAG-3 bispecific DART® molecule) for first-line treatment of patients with recurrent or metastatic SCCHN.

(2) Other clinical assets

Plonmarlimab (TJM2): a monoclonal antibody targeting human granulocyte-macrophage colony-stimulating factor (GM-CSF), a cytokine that plays a critical role in acute and chronic inflammation and cytokine release syndrome (CRS) associated with CAR-T and severe COVID-19.

•

CRS associated with severe COVID-19: In August, 2021, the Company reported positive interim analysis from phase 2/3 trial of plonmarlimab to treat patients with severe COVID-19. Plonmarlimab treatment resulted in a higher mechanical ventilation free (MVF) rate (83.6% vs. 76.7%) by day 30, a lower mortality rate (4.9% vs. 13.3%) by day 30, higher recovery rates (68.9% vs. 56.7% at day 14 and 80.3% vs. 70.0% at day 30), as well as reduced time to recovery and hospitalization duration, as compared to placebo. Biomarker results were consistent with the observed clinical outcome and indicated patients treated with plonmarlimab had a reduction in plasma levels of pro-inflammatory cytokines and chemokines critically involved in CRS, including TARC, IP10, GCSF, IL10, IL6, MCP1, IL1RA, TNF-alpha but not interferon-gamma. A transient increase in Neutrophil to Lymphocyte Ratio (NLR) that is commonly associated with disease exacerbation was only observed in placebo. Plonmarlimab was well tolerated in all patients with no significant safety concerns. The clinical data obtained so far have validated the effect of plonmarlimab on CRS, paving the way to continue exploring the therapeutic indications where CRS is a critical element of the diseases. Additional clinical data are being analyzed to determine the next step development plan.

TJ210/MOR210: A novel monoclonal antibody targeting C5aR1 to treat cancers through myeloid-derived suppressor cells and modulation of tumor micro-environment in favor of enhanced anti-tumor immune response as a novel mechanism of action. The pre-clinical studies have provided ample scientific evidence for the role of TJ210 in the treatment of cancers. Research is continuing, through in vitro and in vivo experimental systems, to identify and validate the most effective combo partner(s) for TJ210 to guide further clinical development of TJ210. I-Mab has the rights for development, manufacturing and commercialization of TJ210 from MorphoSys and co-develops the asset globally with MorphoSys.

•

Phase 1 clinical trial in patients with advanced solid tumors in the U.S. and China by I-Mab: Phase 1 study is ongoing in US and patient recruitment for dose escalation will complete in Q2 2022. Another non- overlapping phase 1 clinical trial has been approved by China NMPA and is expected to commence in early Q2 2022.

•	IND for phase 2a clinical trial of TJ210 in combination with toripalimab (a marketed PD-1 antibody) is planned for submission in Q2 2022.

TJ-CD4B/ABL111: A novel Claudin 18.2 and 4-1BB bispecific antibody capable of binding to tumor cells expressing Claudin 18.2, i.e., gastric cancer and pancreatic cancer cells, and stimulating intra-tumoral T cells by the 4-1BB arm designed to become active only upon tumor engagement to avoid systemic toxicity. I-Mab recently received FDA Orphan Drug Designation status for TJ-CD4B for the treatment of gastric cancer, including cancer of gastroesophageal junction.

•

Phase 1 clinical trial of TJ-CD4B in patients with advanced or metastatic solid tumors is ongoing in the U.S. The dose escalation part of the study reached 3mg/kg without dose limited toxicity. More data are being generated as the trial progresses.

•

Additional clinical sites in China will now join the study in Q1 2022, enrolling primarily patients with gastric cancer, gastroesophageal junction carcinoma, esophageal adenocarcinoma and pancreatic ductal adenocarcinoma.

TJ-L14B/ABL503: A differentiated PD-L1-based bispecific antibody with the PD-L1 arm as the tumor-dependent T-cell activator and the 4-1BB arm as the conditional T cell activator upon local tumor engagement.

•

Phase 1 clinical trial of TJ-L14B is ongoing in the U.S. in patients with advanced or metastatic solid tumors. The dose escalation reached 3mg/kg without severe adverse events. More data are being generated as the trial progresses.

(3) Pre-clinical assets and programs

The Company has been working on generating additional bi-functional or bi-specific antibody molecules with unique properties that rely on synergism of two given targets. The overarching goal behind these bi-specific molecules is to stimulate the immune responses within the tumor environment to convert immunologically non-responsive ‘cold’ tumors into responsive ‘hot’ tumors. The company has made steady progress in the past year culminating in successful candidate selection of two bispecific molecules.

TJ-L1IF is a next-generation PD-L1/IFN-α antibody-cytokine fusion protein, which is specifically designed for the treatment of solid tumors, especially for PD1/PD-L1 resistant tumors, through addition of a strong immune adjuvant IFN-α to convert “cold” tumor to “hot” tumor on top of a PD-L1 antibody to achieve superior anti-tumor activity than PD-(L)1 antibody monotherapy. IFN-α was the first cytokine approved for cancer treatment, but its use has been limited due to considerable systemic toxicity. TJ-L1IF is composed of a PD-L1 VHH nanobody linked with the Fc of human IgG with an engineered IFN-α2b fused at the C-terminus. It is a prodrug in that the IFN-α2b moiety is masked by a PEG group through a protease-cleavable linker rendering the drug inactive in the systemic circulation, thus strongly reducing systemic toxicity. Once the drug reaches the tumor by PDL1 antibody targeting, the linker can be removed by tumor-associated proteases to achieve tumor-site specific activation. This unique property of TJ-L1IF has been confirmed in a series of in vitro and in vivo studies, in which TJ-L1IF demonstrated plasma stability, good safety in cynomolgus monkeys, and superior activity against solid tumors in mouse models, particularly for the PD1/PD-L1 resistant tumors, than that could be achieved by PD-L1 antibody or IFN-α used either alone or in combination. TJ-L1IF was developed using Affinity’s TMEA technology, and is now under pre-clinical development.

TJ-C64B is the third bispecific molecule developed leveraging our conditional 4-1BB platform which has the advantage of systemic safety and minimizing liver toxicity. It is specifically designed to simultaneously target tumor-associated antigen Claudin 6 (CLDN6) and 4-1BB for CLDN6+ solid tumor treatment. CLDN6 is regarded as an attractive cancer target due to its tumor-specific expression pattern: it is aberrantly expressed in a variety of tumor types, especially those with limited response to PD-1/PD-L1 immunotherapy, such as ovarian cancer, but is hardly detectable in normal adult tissues. We have now demonstrated that TJ-C64B activates T cells through 4-1BB stimulation only upon CLDN6 engagement, providing a more localized activation of the immune system with good efficacy and reduced systemic toxicity. Owing to a competent Fc, TJ-C64B has an added advantage of specifically depleting CLDN6-expressing tumor cells and intratumor regulatory T cells which are typically 4-1BB high, which differentiates it from other 4-1BB bispecific antibodies under clinical development. Compelling immune activation and tumor inhibition have been observed both in vitro and in vivo towards cancer cell lines with different CLDN6 expression levels. Importantly, no significant changes in liver enzymes following repeated administrations in mice and cynomolgus monkeys, suggesting little risks for liver toxicity commonly seen by other 4-1BB agonist antibodies. TJ-C64B is currently under pre-clinical development, and some of the pre-clinical data will be published at 2022 AACR.

At the discovery front, the ‘super antibody’ partnership initiatives we recently launched are making good progress, especially in the masked antibody and AI-guided cytokine drug design areas. Together with internal discovery with a focus on novel targets for macrophage phagocytosis and T cell activation, they form the discovery engine that drives future pipeline growth. This growing new portfolio of novel drug candidates represents our strong commitment to sustaining the global competitiveness of our pipeline through continued innovation and complements the existing clinical programs.

Business Development and Partnership Deals

During the reporting period, the Company has completed 7 research, biomarker and commercial partnership deals. The deals are strategically focused on the following business areas. (1) Research partnerships were aimed to build the next wave of innovative assets that are enabled by transformative technologies. The five active partnerships allow I-Mab to work with the partners to generate novel molecules that are enabled by self-replicating mRNA technology, cell-penetrating alphabody technology, tumor-site activation probody technology, artificial intelligence design technology and camel nanobody 4-1BB technology. The first set of lead molecules have begun to form an emerging portfolio of novel drug candidates that are being tested at pre-clinical stage and are expected to move to the clinic in 2023.

(2) Commercial partnerships are designed to enhance the Company’s commercialization capability for upcoming product launches and co-commercialization of selected products. In November, 2021, I-Mab completed a commercial partnership deal for eftansomatropin alfa with Jumpcan for a total of US$315 million in upfront and potential milestone payments, including approximately US$35 million in upfront payment, representing one of the largest deals in the China biopharma market. I-Mab will hold MAH and share profits generated from commercialization of the product in mainland China on a 50/50 basis, pursuant to which I-Mab will be entitled to receive tiered low double-digit royalties on net sales. This commercial partnership provides I-Mab a great commercial opportunity to work with a commercial leader specialized in pediatric products for eftansomatropin alfa. In November 2021, I-Mab entered into a strategic collaboration with Roche Diagnostics, a global leader in in vitro diagnostics, to co-develop companion diagnostics (CDx) solutions for I-Mab’s innovative pipeline, at the Fourth China International Import Expo (CIIE) in Shanghai. In addition, I-Mab is in the process of working on acquiring a pre-BLA product to enrich its near-term product portfolio focusing on hematologic malignancies.

(3) In-licensing and out-licensing deals are part of the Company’s pipeline strategy to either enrich its late-stage and near-term product portfolio through selective in-licensing or co-development or partner the ex-China rights of selected global assets with big pharma companies as demonstrated in the AbbVie deal in 2020. In this regard, the Company is in the process of seeking a global partnership deal for uliledlimab and other pipeline assets with potential global partners and is working on an in-licensing or co-development deal for a pre-BLA hematologic oncology product that is expected for BLA submission in 2022. The Company is making all efforts to bring the on-going negotiations to a successful close in 2022 as well as seek new opportunities for additional deals.

Near-Term Product Portfolio and Commercialization

With the rapid progress of the pipeline, I-Mab’s lead assets, including felzartamab, eftansomatropin alfa, and lemzoparlimab for hematologic malignancies, are expected to achieve BLA submission or even market launch in the next three years between 2023 and 2025 in China. With the potential addition of another pre-BLA product for a hematologic malignancy indication, the Company anticipates its near-term product portfolio to include three products that effectively cover the three major disease entities of hematologic malignancies, i.e. AML, MDS, and NHL, by lemzoparlimab in various combinations with AZA, venetoclax, rituximab, and r/r MM by felzartamab in combination with lenalidomide and other agents. The fourth product, eftansomatropin alfa for PGHD, is also expected for BLA/launch within the period.

I-Mab’s commercialization strategy is to rapidly build up its market position in China as a leader in the therapeutic area of hematologic malignancies with the three key products leveraging various combinations and to become a major player with eftansomatropin alfa in the growth hormone market in China. This is backed by a longer-term portfolio between 2026 and 2028, which focuses primarily on solid tumors. Uliledlimab, efineptakin alfa, enoblituzumab, and lemzoparlimab are among the potential candidate products for solid tumors.

The Company’s near-term product portfolio has significant commercial potential. Firstly, the total annual incidences for three disease entities of major hematologic malignancies, i.e. multiple myeloma, leukemia (AML/MDS), and lymphoma, are estimated to be approximately 173,000 (Globocan, 2020) in China. Secondly, more than 3.4 million children are estimated to suffer from growth hormone deficiency in China. By leveraging the product differentiation, cost advantages by local manufacturing, first-mover advantages (potentially for lemzoparlimab) and commercial synergies, each product in the near-term portfolio has the potential to become a market leader or a major player in its respective therapeutic area.

I-Mab has taken concrete steps to prepare its position for commercialization of the near-term product portfolio. A core commercialization team has formed under the leadership of Mr. Yifei Zhu during the reporting period to cover all key commercialization functions, including market research, market access, medical affairs, pricing, etc. This initial commercialization capability will be expanded accordingly based on the schedule of BLA approvals of the near-term products. Efforts are already underway to work towards the commercialization strategy of “preparing the organization”, “preparing the market” and “preparing the product” for felzartamab. In October 2021, I-Mab entered a strategic partnership with Sinopharm Group Co. Ltd. (“Sinopharm”) as part of its effort to expand commercialization capabilities. I-Mab will authorize more than 300 of Sinopharm’s subsidiaries as distributors across China to support distribution and retail allocation to terminal markets while the Company leads overall commercial activities.

Steps Towards Becoming a Specialized Global Biopharma

(1) Global footprint. The Company has been expanding its global R&D and corporate footprint and is now globally connected with six sites or offices across Greater China (Shanghai, Beijing, Hangzhou, Guangzhou, Lishui, and Hong Kong) and two sites in the U.S. (Maryland and San Diego). The newly established R&D facility is now operational in San Diego, CA, a rapidly growing biotech hub in the U.S., to focus on translational medicine and biomarker research to support the clinical development of I-Mab pipeline assets in the U.S. and China. The center will also host the CMC formulation research and global alliance management. The state-of-the-art, integrated laboratory and office space will strengthen the Company’s worldwide development capabilities, further reinforcing I-Mab’s ability to conduct global clinical studies across China and the U.S. The San Diego site will serve as one of the strategic sites for I-Mab’s global drug development efforts with a comprehensive biomarker platform, to support all I-Mab sponsored clinical trials. In addition, the Company has set up a new office in Guangzhou, China, as a regional hub for clinical development and commercialization activities to leverage new opportunities in the Greater Bay Area (“GBA”) initiative in China.

(2) Manufacturing facility. To support the rapidly growing and maturing pipeline for the manufacturing needs, substantial progress has been made in the construction of a state-of-the-art GMP manufacturing facility in Hangzhou, China. The Phase One GMP manufacturing facility includes a process development laboratory that is already operational to handle I-Mab’s CMC project needs; and 3 x 2,000L production lines will become operational around June 2022 to produce clinical trial material for I-Mab’s clinical studies around the world and to prepare for local commercial production of felzartamab.

The Phase Two commercial production facility is being constructed to accommodate up to 8 x 4,000L commercial production lines and is on track to be completed by 2024. The Hangzhou facility has been designed in compliance with Good Manufacturing Practice (GMP) standards adopted by the U.S. Food & Drug Administration (FDA), the China National Medical Products Administration (NMPA), and European Medicines Agency (EMA). The Company has also entered into a partnership agreement with the Hangzhou Qiantang government to manufacture its innovative drugs locally and accelerate its transition to commercialization.

(3) Dual listing. The Company is accelerating its effort to pursue a dual listing to complement its Nasdaq investor base. The Hong Kong dual listing is conditional upon and subject to, among other things, market conditions and the obtaining of the necessary regulatory approvals.

Updates Regarding Holding Foreign Companies Accountable Act (HFCAA)

The U.S. Securities and Exchange Commission (the “SEC”) released on March 8, 2022 a provisional list of issuers identified as “Commission-Identified Issuers” under the HFCAA because the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect or investigate completely the registered public accounting firms that issued audit reports for those companies.

In March 2022, China Securities Regulatory Commission (CSRC) publicly expressed its views on the issue to better protect global investors. I-Mab will closely follow the development as China and the U.S. regulatory bodies work jointly to reach a final solution.

Nevertheless, I-Mab has taken proactive measures in response. The measures may include, subject to compliance with applicable rules and regulations, engaging and evaluating the feasibility of retaining an accounting firm that is subject to inspection by the PCAOB to perform the audit of the financial statements filed with the U.S. Securities and Exchange Commission. The Company has also implemented additional business processes and control changes to meet the requirements set forth in other applicable laws and regulations.

Additionally, the Company is considering all viable options to offer the Company’s existing shareholders additional trading flexibility and will make public announcement(s) to disclose any material updates and progress with respect to its efforts in this regard when appropriate. As previously disclosed in the Company’s press release dated December 7, 2021, the Company is pursuing dual listing on the Main Board of the Stock Exchange of Hong Kong Limited. The Company believes that the dual listing will offer the Company’s existing ADS holders the enhanced trading flexibility the HKEX offers in addition to the Nasdaq and complement its current investor base. The Hong Kong dual listing is conditional upon and subject to, among other things, market conditions and the obtaining of the necessary regulatory approvals.

The Company cautions its shareholders and others considering trading the Company’s securities that substantial uncertainties remain with respect to the future development of the issue and there may be a number of factors out of the Company’s control.

ESG Update

In July 2021, I-Mab was granted a BBB rating, the highest newly initiated rating among China-based biotech companies, by the MSCI ESG assessment. In August 2021, the Company established an ESG Committee responsible for supervising the ESG strategies, policies, long-term sustainability objectives and risks of the Company. In addition, the Company also set up an ESG working group to address daily ESG workflows.

Also in July 2021, I-Mab donated RMB1 million to Henan Charity General Federation for the rescue and reconstruction of flood-hit regions in Henan Province.

In September 2021, I-Mab was added to the FTSE Index Series in addition to the FTSE Global Equity Index Series, being included in the FTSE Emerging ESG Low Carbon Select Index and the FTSE Asia ex Japan ESG Low Carbon Select Index. The FTSE Russell is a global index leader that provides innovative benchmarking, analytics, and data solutions for investors worldwide. The FTSE Russell’s ESG ratings measure the overall quality of a company’s management of ESG issues and are comprised of an overall rating that breaks down into three pillars including Environmental, Social, Governance and 14 themes including Biodiversity, Climate Change, Pollution and Resources, Supply Chain, Water Security, Customer Responsibility, Health and Safety, Human Rights and Community, Labor Standards, Anti-Corruption, Corporate Governance, Risk Management, and Tax Transparency, built on over 300 individual indicator assessments that are applied to each company’s unique ESG risk exposures.

I-Mab not only has a mission to bring innovative therapies to global patients and create value for its shareholders but is also committed to high corporate governance standards, diversity, green operations, sustainable development, and transparent disclosures. Looking forward, the Company will continuously improve its ESG practice and carry out new initiatives to further integrate ESG factors into its strategies and corporate values and communicate periodic progress with investors in a timely manner.

Corporate Development

•	I-Mab was added to the MSCI China All Shares Index in May 2021, demonstrating I-Mab’s growing profile and recognition among the global investor communities.

•

I-Mab further strengthened its senior management team. Dr. Andrew Zhu, an internationally renowned oncologist, was appointed as President and board director to lead the Company’s R&D organization, focusing on global pipeline development. Founder and Chairman Dr. Jingwu Zang was named Acting Chief Executive Officer. John Long was appointed as the Company’s Chief Financial Officer. Mr. Long oversees the Company’s global finance team and leads capital markets activities, investor relations, and all aspects of financial management. Mr. Jielun Zhu (former CFO) was appointed as the Company’s Chief Strategy Officer. In his new role, Mr. Zhu is responsible for planning and execution of corporate development strategy, strategic initiatives (including global partnerships, strategic investments, and potential M&A) and venture activities.

•

I-Mab further strengthened its board of directors through new appointments of Ms. Lan Kang, who is currently a managing director at CBC Group, Ms. Liu Xi, who is currently a partner at Hony Life Sciences Ventures, Dr. Andrew Zhu (President), Mr. John Long (new CFO), and Dr. Ruyi He and Professor Rong Shao as independent board members. Each of the new members of the board carries a wealth of experience and expertise that is critical to the development of the Company.

•

I-Mab received many international recognition and awards. Among them, the “2021 Executive of the Year” by Scrip Awards, the “2021 Company of the Yea” and “2020 Deal of the Year” by BioCentury and BayHelix, the “Honored Companies” and “Best CFO” categories by the leading global financial publication Institutional Investor, the “2021 Entrepreneur of the Year” by Ernst&Young, the “T+ Excellent Employer” Award, “2021 Top 50 Enterprises of Technology Power” by Frost & Sullivan and LeadLeo, the “2021 Top10 Innovative Biologics” by China Health Industry Summit, and the “Top10 Innovative Therapies” by SINA Medical.

Full-Year 2021 Financial Results

Cash Position

As of December 31, 2021, the Company had cash, cash equivalents, and short-term investments of RMB4.3 billion (US$671.1 million), compared with RMB4.8 billion as of December 31, 2020. I-Mab’s strong cash balance provides the Company with adequate funding to support its key business for at least the next 3 years, especially when the current cash position is combined with the expected upcoming milestone payments from the previous out-licensing deals and collaborations.

Net Revenues

Total net revenues for the full year of 2021 were RMB88.0 million (US$13.8 million), compared with RMB1,542.7 million for the full year of 2020. Revenues generated for the full year of 2021 consisted of (i) revenue generated from licensing and collaboration, which primarily includes revenue recognized in connection with the strategic collaboration with AbbVie, and milestone payments to be received from CSPC Pharmaceutical Group Limited pursuant to our licensing agreement, and (ii) revenue generated from supply of investigational products to AbbVie under the strategic collaboration agreement, in comparing to that, the revenues generated for the full year of 2020 solely consisted of the revenues recognized in connection with the strategic collaboration with AbbVie. As the clinical development of lemzoparlimab and other out-licensed assets progresses as planned, we expect to receive significant milestone payments from our partners as stipulated in the partnership agreements.

Research & Development Expenses

Research and development expenses for the full year of 2021 were RMB1,213.0 million (US$190.3 million), compared with RMB984.7 million for the full year of 2020. The increase was primarily due to increased CRO service fees and internal clinical management cost including site costs to advance the Company’s broad clinical and pre-clinical pipeline, especially for lemzoparlimab (TJC4), uliledlimab (TJD5), felzartamab (TJ202/MOR202) and eftansomatropin alfa (TJ101). Share-based compensation expense was RMB201.9 million (US$31.7 million) for the full year of 2021, compared with RMB284.4 million for the full year of 2020.

Administrative Expenses

Administrative expenses for the full year of 2021 were RMB899.9 million (US$141.2 million), compared with RMB402.4 million for the full year of 2020. The increase was primarily due to higher share-based compensation expenses in relation to management, increased professional service expenses (including expenses that were one-off in nature) and expansion in payroll and payroll-related expenses as a result of increased headcount (including new hires in preparation for product launch and commercialization). Share-based compensation expense was RMB406.7 million (US$63.8 million) for the full year of 2021, compared with RMB209.0 million for the full year of 2020. One-time expenses were RMB69.6 million (US$10.9 million) for the full year of 2021, compared with nil for the full year of 2020.

Other Income (Expenses), net

Net other income for the full year of 2021 was RMB83.2 million (US$13.1 million), compared with RMB412.9 million for the full year of 2020. The change was primarily attributable to the decrease in gains on deconsolidation of a subsidiary from RMB407.6 million in 2020 to nil in 2021, as the equity transfer of I-Mab Hangzhou to a group of domestic investors was completed on September 15, 2020.

Equity in loss of affiliates

Equity in loss of affiliates for the full year of 2021 was RMB367.9 million (US$57.7 million), compared with RMB108.6 million for the full year of 2020. The change was primarily due to that I-Mab Hangzhou became an affiliate of our company since September 15, 2020.

Net Income (Loss)

Net loss for the full year of 2021 was RMB2,331.5 million (US$365.9 million), compared with a net income of RMB470.9 million for the full year of 2020. Net loss per share attributable to ordinary shareholders for the full year of 2021 was RMB13.35 (US$2.09), compared with net income per share attributable to ordinary shareholders of RMB3.51 for the full year of 2020. Net loss per ADS attributable to ordinary shareholders for the full year of 2021 was RMB30.71 (US$4.82), compared with net income per ADS attributable to ordinary shareholders of RMB8.07 for the full year of 2020.

Non-GAAP Net Income (Loss)

Non-GAAP adjusted net loss, which excludes share-based compensation expenses, for the full year of 2021 was RMB1,709.7 million (US$268.3 million), compared with non-GAAP adjusted net income of RMB997.1 million for the full year of 2020. Non-GAAP adjusted net loss per share attributable to ordinary shareholders for the full year of 2021 was RMB9.79 (US$1.54), compared with non-GAAP adjusted net income per share attributable to ordinary shareholders of RMB7.43 for the full year of 2020. Non-GAAP adjusted net loss per ADS attributable to ordinary shareholders for the full year of 2021 was RMB22.52 (US$3.53), compared with non-GAAP adjusted net income per ADS attributable to ordinary shareholders of RMB17.09 for the full year of 2020.

Conference Call and Webcast Information

The Company’s management will host conference calls to discuss the results and updates, and a Mandarin session conference call will be held at 7:00 a.m. ET, and an English session conference call will be held at 8:00 a.m. ET. The conference calls can be accessed by the following Zoom links:

Mandarin Session

Meeting URL:	https://i-mabbiopharma.zoom.us/j/96418354928?pwd=c2VNd05CaVJlbGpCNk1XZ2hnWnhWZz09
Meeting ID:	964 1835 4928
Password:	196013

English Session

Meeting URL:	https://i-mabbiopharma.zoom.us/j/91551271577?pwd=dzVRTENUdFlJVTFHNGV5eGExTTZydz09
Meeting ID:	915 5127 1577
Password:	953415

About I-Mab

I-Mab (Nasdaq: IMAB) is a dynamic, global biotech company exclusively focused on discovery, development and soon, commercialization of novel or highly differentiated biologics in the therapeutic areas of immuno-oncology and autoimmune diseases. The Company’s mission is to bring transformational medicines to patients around the world through innovation. I-Mab’s innovative pipeline of more than 10 clinical and pre-clinical stage drug candidates is driven by the Company’s Fast-to-PoC (Proof-of-Concept) and Fast-to-Market development strategies through internal R&D and global collaborations. The Company is on track to transition from a clinical stage biotech company toward a fully integrated global biopharmaceutical company with cutting-edge R&D capabilities, world-class GMP manufacturing facilities and commercial capability. I-Mab has offices in Beijing, Shanghai, Hangzhou, Hong Kong and Maryland, United States. For more information, please visit https://www.i-mabbiopharma.com/ and follow I-Mab on LinkedIn, Twitter and WeChat.

I-Mab Forward Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. I-Mab may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about I-Mab’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: I-Mab’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may not support further development or NDA/BLA approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of I-Mab’s drug candidates; I-Mab’s ability to achieve commercial success for its drug candidates, if approved; I-Mab’s ability to obtain and maintain protection of intellectual property for its technology and drugs; I-Mab’s reliance on third parties to conduct drug development, manufacturing and other services; I-Mab’s limited operating history and I-Mab’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; and the impact of the COVID-19 pandemic on the Company’s clinical developments, commercial and other operations, as well as those risks more fully discussed in the “Risk Factors” section in I-Mab’s most recent annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in I-Mab’s subsequent filings with the SEC. All forward-looking statements are based on information currently available to I-Mab, and I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Use of Non-GAAP Financial Measures

To supplement its consolidated financial statements which are presented in accordance with U.S. GAAP, the Company uses adjusted net income (loss) as a non-GAAP financial measure. Adjusted net income (loss) represents net income (loss) before share-based compensation. The Company’s management believes that adjusted net income (loss) facilitates better understanding of operating results and provide management with a better capability to plan and forecast future periods. For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using adjusted net income (loss) is that adjusted net income (loss) excludes share-based compensation expense that has been and may continue to be incurred in the future.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.3726 to US$1.00, the rate in effect as of December 30, 2021 published by the Federal Reserve Board.

For more information, please contact:

I-Mab

John Long, Chief Financial Officer

E-mail: IR@i-mabbiopharma.com

Gigi Feng, Chief Communications Officer

E-mail: PR@i-mabbiopharma.com

Investor Inquiries:

The Piacente Group, Inc.

Emilie Wu

E-mail: emilie@thepiacentegroup.com

Office line: + 86 21 6039 8363

I-MAB

Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of December 31,
	2020	2021
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	4,758,778	3,523,632	552,935
Accounts receivable	130,498	33,081	5,191
Contract assets	227,391	253,780	39,824
Short-term investments	31,530	753,164	118,188
Inventories	—	27,237	4,274
Prepayments and other receivables	195,467	190,824	29,944

Total current assets	5,343,664	4,781,718	750,356
Property, equipment and software	25,272	45,716	7,174
Operating lease right-of-use assets	14,997	112,781	17,698
Intangible assets	120,444	119,666	18,778
Goodwill	162,574	162,574	25,511
Investments accounted for using the equity method	664,832	380,342	59,684
Other non-current assets	2,010	26,634	4,179

Total assets	6,333,793	5,629,431	883,380

Liabilities and shareholders’ equity
Current liabilities
Accruals and other payables	560,558	593,335	93,107
Operating lease liabilities, current	8,058	30,669	4,813
Deferred subsidy income	7,509	—	—

Total current liabilities	576,125	624,004	97,920
Put right liabilities	116,006	96,911	15,207
Contract liabilities	—	224,000	35,150
Operating lease liabilities, non-current	5,542	81,786	12,834
Other non-current liabilities	8,975	14,934	2,343

Total liabilities	706,648	1,041,635	163,454

Shareholders’ equity
Ordinary shares (US$0.0001 par value, 800,000,000 shares authorized as of December 31, 2020 and 2021; 164,888,519 and 183,826,753 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	114	126	20
Additional paid-in capital	7,701,116	9,129,013	1,432,541
Accumulated other comprehensive loss	(50,793)	(186,510)	(29,267)
Accumulated deficit	(2,023,292)	(4,354,833)	(683,368)

Total shareholders’ equity	5,627,145	4,587,796	719,926

Total liabilities and shareholders’ equity	6,333,793	5,629,431	883,380

I-MAB

Consolidated Statements of Comprehensive Income (Loss)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Revenues
Licensing and collaboration revenue	30,000	1,542,668	40,115	6,295
Supply of investigational products	—	—	47,911	7,518

Total revenues	30,000	1,542,668	88,026	13,813

Cost of revenues	—	—	(46,432)	(7,286)

Gross profit	30,000	1,542,668	41,594	6,527
Expenses
Research and development expenses (Note 1)	(840,415)	(984,689)	(1,212,958)	(190,340)
Administrative expenses (Note 2)	(654,553)	(402,409)	(899,943)	(141,221)

Income (loss) from operations	(1,464,968)	155,570	(2,071,307)	(325,034)
Interest income	30,570	24,228	21,333	3,348
Interest expense	(2,991)	(957)	—	—
Other income (expenses), net	(20,205)	412,892	83,162	13,050
Equity in loss of affiliates (Note 3)	—	(108,587)	(367,883)	(57,729)
Fair value change of warrants	5,644	—	—	—

Income (loss) before income tax expense	(1,451,950)	483,146	(2,334,695)	(366,365)
Income tax benefit (expense)	—	(12,231)	3,154	495

Net income (loss) attributable to I-MAB	(1,451,950)	470,915	(2,331,541)	(365,870)
Deemed dividend to Series C-1 preferred shareholders at extinguishment of Series C-1 Preferred Shares	(5,283)	—	—	—
Deemed dividend to Series B-1, B-2 and C preferred shareholders at modification of Series B-1, B-2 and C Preferred Shares	(27,768)	—	—	—

Net income (loss) attributable to ordinary shareholders	(1,485,001)	470,915	(2,331,541)	(365,870)

Net income (loss) attributable to I-MAB	(1,451,950)	470,915	(2,331,541)	(365,870)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of nil tax	10,747	(120,920)	(135,717)	(21,297)

Total comprehensive income (loss) attributable to I-MAB	(1,441,203)	349,995	(2,467,258)	(387,167)

I-MAB

Consolidated Statements of Comprehensive Income (Loss) (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Net income (loss) attributable to ordinary shareholders	(1,485,001)	470,915	(2,331,541)	(365,870)
Weighted-average number of ordinary shares used in calculating net income (loss) per share—basic	7,381,230	134,158,824	174,707,055	174,707,055
Weighted-average number of ordinary shares used in calculating net income (loss) per share—diluted	7,381,230	157,231,652	174,707,055	174,707,055
Net income (loss) per share attributable to ordinary shareholders
—Basic	(201.19)	3.51	(13.35)	(2.09)
—Diluted	(201.19)	3.00	(13.35)	(2.09)
Net income (loss) per ADS attributable to ordinary shareholders (Note 4)
—Basic	(462.74)	8.07	(30.71)	(4.82)
—Diluted	(462.74)	6.90	(30.71)	(4.82)

Note:

(1)	Includes share-based compensation expense of RMB284,431 thousand and RMB201,926 thousand (US$31,687 thousand) for the years ended December 31, 2020 and 2021, respectively.
(2)	Includes share-based compensation expense of RMB209,033 thousand and RMB406,683 thousand (US$63,817 thousand) for the years ended December 31, 2020 and 2021, respectively.
(3)	Includes share-based compensation expense of RMB32,707 and RMB13,267 thousand (US$2,082 thousand) for the years ended December 31, 2020 and 2021, respectively.
(4)	Each ten ADSs represents twenty-three ordinary shares.

I-MAB

Reconciliation of GAAP and Non-GAAP Results

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
GAAP net income (loss) attributable to I-MAB	(1,451,950)	470,915	(2,331,541)	(365,870)
Add back:
Share-based compensation expense	515,203	526,171	621,876	97,586

Non-GAAP adjusted net income (loss) attributable to I-MAB	(936,747)	997,086	(1,709,665)	(268,284)

Non-GAAP adjusted income (loss) attributable to ordinary shareholders	(969,798)	997,086	(1,709,665)	(268,284)
Weighted-average number of ordinary shares used in calculating net income (loss) per share—basic	7,381,230	134,158,824	174,707,055	174,707,055
Weighted-average number of ordinary shares used in calculating net income (loss) per share—diluted	7,381,230	157,231,652	174,707,055	174,707,055
Non-GAAP adjusted income (loss) per share attributable to ordinary shareholders
—Basic	(131.39)	7.43	(9.79)	(1.54)
—Diluted	(131.39)	6.34	(9.79)	(1.54)
Non-GAAP adjusted income (loss) per ADS attributable to ordinary shareholders
—Basic	(302.20)	17.09	(22.52)	(3.53)
—Diluted	(302.20)	14.58	(22.52)	(3.53)